Exhibit 99

RURAL CELLULAR CORPORATION AGREES TO ACQUIRE ASSETS OF TRITON CELLULAR

Investment group will invest up to $200 million in RCC in the form of redeemable convertible preferred stock

    November 8, 1999—ALEXANDRIA, MN—Rural Cellular Corporation ("RCC") (Nasdaq/NMS: RCCC) today announced that its subsidiary, RCC Holdings, Inc., has entered into a definitive agreement to acquire the cellular telephone licenses, operations and related assets of Triton Cellular Partners, L.P. ("Triton Cellular"). The transaction is valued at approximately $1.24 billion. Triton Cellular's multi-state service area covers approximately 152,000 square miles with approximately 2.4 million POPs ("population served"). This acquisition will bring RCC's total managed POPs to approximately 5.5 million. In addition, Triton Cellular's 209,000 cellular customers will increase RCC's customer base from approximately 244,000 at the end of third quarter 1999 to 453,000.

    The cellular properties to be acquired from Triton Cellular include the following rural service areas ("RSAs"):

    Alabama (AL-3, AL-4, AL-5, AL-7)
    Northern Mississippi (MS-1, MS-3, MS-4)
    Western Kansas (KS-1, KS-2, KS-6, KS-7, KS-11, KS-12, KS-13)
    Oregon (OR-3, OR-4, OR-6)
    Washington (WA-2, WA-3, WA-8)

    All of these properties are 100% owned by Triton Cellular and the 20 RSAs are contiguous within their respective geographic regions. In addition, the acquisition includes unbuilt PCS licenses in four basic trading areas ("BTAs") in Oregon.

    In conjunction with the acquisition, RCC has arranged for a redeemable convertible preferred stock investment of up to $200 million from a group led by Madison Dearborn Capital Partners III, L.P. ("Madison Dearborn") and including Boston Ventures Limited Partnership V ("Boston Ventures") and Toronto Dominion Capital ("TD Capital"). Madison Dearborn, Boston Ventures and TD Capital have significant collective experience investing in wireless communication companies. Donaldson, Lufkin & Jenrette Securities Corporation acted as financial advisor to RCC with regard to this investment. Bridge financing of up to $135 million will be provided by TD Securities (USA) Inc. ("TD Securities") and First Union Securities, Inc. RCC will also enter into a new $1.2 billion credit facility arranged by TD Securities.

    Richard P. Ekstrand, RCC's president and chief executive officer, said: "This acquisition gives us the opportunity to significantly expand our geographic footprint and effectively doubles the size of our company in terms of POPs and cellular customers. This is consistent with our strategy of providing high-quality wireless communication services to the rural marketplace. I am also very pleased by the vote of confidence given us by Madison Dearborn, Boston Ventures and TD Capital through their new investment in RCC."

    Ekstrand added, "Triton Cellular operates with a decentralized management structure and has shown strong operating performance while successfully integrating diverse cellular properties into its network. We are pleased with the quality and experience of the regional management teams and look forward to working with them. All in all, we are genuinely excited at having the opportunity to purchase these high quality wireless properties that serve such attractive rural markets."

    James W. Akerhielm, Triton Cellular's president and chief executive officer, added, "This transaction is clearly a win-win-win. It's a win for our customers and our employees who are joining a Rural Cellular team that is known for its operational prowess, community-minded spirit and its employee-friendly culture. Likewise, it's a win for our investors who will benefit from the results of the transaction."

    Triton Cellular has made significant investments in its network, building a state-of-the-art digital cellular network serving rural communities and major highway corridors within short drive times of major metropolitan areas. Triton Cellular's network and its ability to provide both analog and digital service position it for strong subscriber growth as well as attracting roaming use.

    The transaction is subject to regulatory approval and is expected to be completed in the spring of 2000. RCC was advised on the transaction by TD Securities. Triton Cellular was advised by Daniels and Associates, L.P. and JP Morgan Securities Inc.

  RCC is engaged in the development, management, and operation of cellular telephone systems in rural markets in the Midwest and Northeast regions of the United States. It is also engaged, through a joint venture with an affiliate of Aerial Communications, Inc., in the development, management, and operation of PCS systems in markets in Minnesota, Wisconsin, North Dakota, and South Dakota. At September 30, 1999, RCC provided wireless services to 233,000 customers in fifteen licensed areas consisting of two Metropolitan Statistical Areas and thirteen RSAs with estimated aggregate POPs of approximately 2,341,000. RCC also provided PCS service to 11,000 customers in four BTAs with an aggregate estimated population of 708,000.

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  Contact: For Rural Cellular Corporation:
  Wesley Schultz, Sr. V.P. & CFO (320) 762-2000
  Chris Boraas, Investor Relations Manager (320) 808-2451
  World Wide Web address:   http://www.rccwireless.com

  For Triton Cellular:
  Melissa Miller, Investor Relations Director (610) 983-9035